UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nkarta, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

65487U108

(CUSIP Number)

Bas Vaessen

LSP 6 Management B.V.

Johannes Vermeerplein 9

Amsterdam, Netherlands, 1071 DV

+31 20 664 5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65487U108	13D	Page 1 of 8 pages

1	Names of Reporting Persons LSP 6 Management B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,169,874
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,169,874

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,169,874
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person OO

CUSIP No. 65487U108	13D	Page 2 of 8 pages

1	Names of Reporting Persons LSP 6 Holding C.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,419,874
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,419,874

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,419,874
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person OO

CUSIP No. 65487U108	13D	Page 3 of 8 pages

1	Names of Reporting Persons LSP 6 NK Holding B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 750,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 750,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.3%
14	Type of Reporting Person OO

CUSIP No. 65487U108	13D	Page 4 of 8 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value par value $0.0001 per share (the “Common Stock”), of Nkarta, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 6000 Shoreline Court, Suite 102, South San Francisco, California 94080.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1) LSP 6 Management B.V. (“LSP 6 Management”);

2) LSP 6 Holding C.V. (“LSP 6 Holding”); and

3) LSP 6 NK Holding B.V. (“LSP 6 NK”).

Each of the Reporting Persons is organized under the laws of the Netherlands. The business address of each of the Reporting Persons is c/o LSP, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.

The Reporting Persons are principally engaged in the business of investments in securities.

The managing directors of LSP 6 Management are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe (collectively, the “Related Persons”). Messrs. Kleijwegt and Kuijten are citizens of the Netherlands, and Mr. Rothe is a citizen of Germany. The business address of each of the Related Persons is c/o LSP, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands. The current principal occupation of each of the Related Persons is Partner and Managing Director of Life Sciences Partners.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), LSP 6 Holding purchased 1,419,874 shares of convertible preferred stock (as adjusted for the reverse stock split effected by the Issuer) of the Issuer for aggregate consideration of approximately $12.5 million in a series of financing transactions. Upon completion of the IPO, each share of convertible preferred stock was automatically converted into one share of Common Stock.

On July 14, 2020, at the closing of the IPO, LSP 6 NK purchased 750,000 shares of Common Stock of the Issuer at purchase price of $18.00 per share.

CUSIP No. 65487U108	13D	Page 5 of 8 pages

LSP 6 Holding and LSP 6 NK obtained the funds for these transactions through capital contributions from their members, which in turn obtained such funds from capital contributions from their shareholders and/or partners.

Item 4.	Purpose of Transaction.

Investors Rights Agreement

Pursuant to the terms of an Amended and Restated Investors’ Rights Agreement with the Issuer dated August 27, 2019, certain holders of the Issuer’s common stock, including LSP 6 Holding, are entitled to rights with respect to the registration of their shares of Common Stock under the Securities Act of 1933, as amended. Beginning 180 days after the completion of the IPO, the holders of a majority of the then-outstanding registrable securities have demand rights to request the registration on Form S-1 of their registrable securities, provided the anticipated aggregate offering price, net of selling expenses, would exceed $5.0 million. In addition, the holders of a majority of the then-outstanding registrable securities can request that the Issuer register all or part of their shares on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered, net of selling expenses, is at least $1.0 million. The stockholders may only require two registration statements on Form S-3 in a 12-month period. If the Issuer registers any of its securities for public sale, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in such registration statement, subject to certain exclusions. All of these registration rights will expire, with respect to any particular holder, on the earliest to occur of (a) five years following the completion of the Issuer’s IPO, (b) at such time that all of the holder’s registrable securities can be sold without limitation in any ninety-day period without registration in compliance with Rule 144 or a similar exemption or (c) the closing of a deemed liquidation event, as defined in the Issuer’s certificate of incorporation.

Lock-Up Agreement

In connection with the IPO, the Reporting Persons entered into a lock-up agreement with the underwriters of the IPO pursuant to which, for a period of 180 days following the date of the prospectus in connection with the IPO, subject to certain exceptions, they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any of the Issuer’s shares of Common Stock, or any options or warrants to purchase any shares of its Common Stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of its Common Stock.

CUSIP No. 65487U108	13D	Page 6 of 8 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designee to the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 32,527,537 shares of the Issuer’s Common Stock outstanding after the Issuer’s IPO, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 14, 2020.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
LSP 6 Management B.V.	2,169,874	6.7%	0	2,169,874	0	2,169,874
LSP 6 Holding C.V.	1,419,874	4.4%	0	1,419,874	0	1,419,874
LSP 6 NK Holding B.V.	750,000	2.3%	0	750,000	0	750,000

CUSIP No. 65487U108	13D	Page 7 of 8 pages

LSP 6 Holding is the record holder of 1,419,874 shares of Common Stock and LSP 6 NK is the record holder of 750,000 shares of Common Stock.

LSP 6 Management is the sole general partner of LSP 6 Holding which is the sole shareholder of LSP 6 NK. The managing directors of LSP 6 Management are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP 6 Management, Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the shares of Common Stock held of record by LSP 6 Holding and LSP 6 NK.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Investors Rights Agreement and Lock-Up Agreement and is incorporated herein by reference. Copies of each agreement are attached as an exhibit to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Amended and Restated Investors’ Rights Agreement, dated as of August 27, 2019 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on June 19, 2020).

3	Form of Lock-Up Agreement , dated as of February 27, 2020 between LSP 6 Holding C.V. and the Underwriters

CUSIP No. 65487U108	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2020

LSP 6 Management B.V.

By:	/s/ René Robert Kuijten
Name:	René Robert Kuijten
Title:	Managing Director

By:	/s/ Martijn Kleijwegt
Name:	Martijn Kleijwegt
Title:	Managing Director

LSP 6 Holding C.V.
By: LSP 6 Management B.V., its general partner

By:	/s/ René Robert Kuijten
Name:	René Robert Kuijten
Title:	Managing Director

By:	/s/ Martijn Kleijwegt
Name:	Martijn Kleijwegt
Title:	Managing Director

LSP 6 NK Holding B.V.
By: LSP 6 Holding C.V., its sole shareholder
By: LSP 6 Management B.V., its general partner

By:	/s/ René Robert Kuijten
Name:	René Robert Kuijten
Title:	Managing Director

By:	/s/ Martijn Kleijwegt
Name:	Martijn Kleijwegt
Title:	Managing Director